As in effect
3/1/61


                                   FORM 10K/A2

                                   ____________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ____________


                       AMENDMENT TO APPLICATION OR REPORT
                 Filed Pursuant to Section 12, 13, or 15 (d) of
                       THE SECURITIES EXCHANGE ACT OF 1934


                     OLD REPUBLIC INTERNATIONAL CORPORATION
               (Exact name of registrant as specified in charter)


                              AMENDMENT NO.    2

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its ANNUAL REPORT FOR 1993 on Form 10-K as set forth in the pages attached hereto:

(List all such items, financial statements, exhibits or other portions amended).


                                    FORM 11-K


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        OLD REPUBLIC INTERNATIONAL CORPORATION
                                                      (Registrant)




Date:  May 4, 1994                   By   _______/s/ A. C. Zucaro_____________
                                                    (Signature)
                                                   A. C. Zucaro
                                                     President
                                                        and
                                              Chief Executive Officer






                                     Total Pages: 35





                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549


                                  ____________


                                    FORM 11-K

                                  ____________



                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                   For The Fiscal Year Ended December 31, 1993



                                  ____________




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN







                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS  60601


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.


                          THE OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                          (Registrant)



                           By:  _______/s/ A. C. Zucaro____________________
                                 A. C. Zucaro, Member of the
                                 Administration Committee


Date:  May 4, 1994





















                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


       REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992














                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                   __________



                                                                     Pages

Report of Independent Accountants                                      1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of
    December 31, 1993 and 1992                                         2

   Statements of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 1993 and 1992                     3

   Notes to Financial Statements                                    4-15

Supplemental Schedules (Required by the Department of Labor):

   Item 31 - Assets and Liabilities at December 31, 1993 and 1992    17

   Item 32 - Income, Expenses, and Changes in Net Assets for the
    year ended December 31, 1993                                     18

   Item 27a - Schedule I - Schedule of Assets  Held for
    Investment Purposes at December 31, 1993                      19-22

   Item 27a - Schedule II - Schedule of Assets Held for
    Investment Purposes-Investment Assets Both Acquired
    and Sold in 1993                                                 23

   Item 27d -Schedule of Reportable Transactions for the year
    ended December 31, 1993                                          24

Supplemental Schedules (Required by the Securities Exchange Commission):

   Schedule I has been omitted because the required information is shown in the financial statements or notes thereto.

   Schedule II - Allocation of Net Assets Available for Plan Benefits:
     Employees' Account by Investment Program - December 31,
      1993 and 1992                                                  25
     Companies' Account by Investment Program - December 31, 1993    26
     Companies' Account by Investment Program - December 31, 1992    27

   Schedule III - Allocation of Changes in Net Assets Available for Plan
     Benefits:
     Employees' Account by Investment Program - For the years ended
      December 31, 1993 and 1992                                     28
     Companies' Account by Investment Program - For the year ended
      December 31, 1993                                              29
     Companies' Account by Investment Program - For the year ended
      December 31, 1992                                              30



Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.





                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Administration Committee
     of the Old Republic International Corporation
     Employees Savings and Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for plan benefits of Old Republic International Corporation Employees Savings and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As disclosed in Note 1 to the financial statements, Old Republic International Corporation Series B and D preferred shares (D preferred shares only at December 31, 1993) have been valued at fair value as determined by the Board of Directors, based on appraisals received from an investment banker. Such preferred shares amount to $100,711,477 and $129,483,151 at December 31, 1993 and 1992 (66.2% and 75% respectively of total plan assets). We have reviewed the procedures applied by the Directors in valuing such securities and have inspected underlying documentation and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation, the Board of Directors' estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and by the Securities and Exchange Commission's Regulation S-X. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                COOPERS & LYBRAND
Chicago, Illinois
April 22, 1994


                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               December 31, 1993 and 1992
                                                     _______________
                                                    1993                                         1992
                                  -------------------------------------        ---------------------------------------
                                  Employees'     Companies'     Combined       Employees'     Companies'     Combined
                                   Account        Account       Account         Account        Account       Account
ASSETS
Investments, at fair value:
 Collective Trusts:
  Short-term Investment Fund   $ 5,459,623   $    117,771   $  5,577,394    $ 7,301,509   $     61,019   $  7,362,528
  Intermediate Bond Fund             -             41,592         41,592      3,155,357         32,237      3,187,594
 Old Republic
  International Corporation:
   Series "B" preferred shares       -              -              -              -         18,756,168     18,756,168
   Series "D" preferred shares       -        100,711,477    100,711,477          -        110,726,983    110,726,983
  Common shares                  2,953,920     16,332,286     19,286,206      3,247,680      9,225,590     12,473,270
 US Government obligations       5,874,240          -          5,874,240      4,406,564         -           4,406,564
 Corporate bonds                16,186,118          -         16,186,118     10,004,215         -          10,004,215
 Other common stock              3,449,194          -          3,449,194      1,434,999         -           1,434,999
 Other preferred stock               -              -              -             17,412         -              17,412
 Mutual funds                      290,709        267,543        558,252        151,376        169,285        320,661
                               -----------   ------------    -----------    -----------   ------------   ------------
                                34,213,804    117,470,669    151,684,473     29,719,112    138,971,282    168,690,394


Contributions receivable:
 Companies                           -             24,909         24,909          -          4,375,198      4,375,198
 Employees                           5,730          -              5,730         36,074         -              36,074
Accrued interest and dividends     411,673            394        412,067        285,296            401        285,697
                               -----------   ------------   ------------   ------------   ------------   ------------
                               $34,631,207   $117,495,972   $152,127,179    $30,040,482   $143,346,881   $173,387,363
                               ===========   ============   ============   ============   ============   ============


LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Notes payable to banks         $     -       $ 17,384,234   $ 17,384,234    $     -       $ 22,652,984   $ 22,652,984
Advances from Plan Sponsor           -              -              -              -          2,299,520      2,299,520
Accrued interest payable             -            137,676        137,676          -            240,760        240,760
Unpaid withdrawal and termin       169,779          -            169,779        411,051         -             411,051
Unpaid administrative expenses      19,654         26,636         46,290         23,974         31,054         55,028
                               -----------   ------------   ------------    -----------   ------------   ------------
   Total liabilities               189,433     17,548,546     17,737,979        435,025     25,224,318     25,659,343
                               -----------   ------------   ------------    -----------   ------------   ------------


Net assets available for plan benefits:
 Allocated to participants        34,441,774     86,915,841    121,357,615     29,605,457     95,413,357    125,018,814
  Not allocated to participants      -           13,031,585     13,031,585          -         22,709,206     22,709,206
                                 -----------   ------------   ------------    -----------   ------------   ------------
   Total net assets available for 34,441,774     99,947,426    134,389,200     29,605,457    118,122,563    147,728,020
                                 -----------   ------------   ------------    -----------   ------------   ------------
                                 $34,631,207   $117,495,972   $152,127,179    $30,040,482   $143,346,881   $173,387,363
                                 ===========   ============   ============    ===========   ============   ============

See accompanying notes to financial statements.









                                                            2

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     For the years ended December 31, 1993 and 1992

                                                      ____________


                                                  1993                                         1992
                                 Employees'     Companies'      Combined      Employees'     Companies'      Combined
                                  Account        Account        Account        Account        Account        Account
Additions:
  Company contributions         $     -       $  1,864,047  $  1,864,047     $     -       $  4,389,012  $  4,389,012
  Regular employee contributions  7,525,109          -         7,525,109       5,831,754         -          5,831,754
  Interest income                 1,580,594         36,216     1,616,810       1,439,755         13,716     1,453,471
  Dividend income                   137,536      3,399,942     3,537,478          78,279      3,604,183     3,682,462
  Net appreciation (depreciation)
   in fair value of investments     234,102    (12,132,570)  (11,898,468)      1,106,818     45,492,867    46,599,685
                                -----------   ------------   -----------     -----------   ------------    ----------
                                  9,477,341     (6,832,365)    2,644,976       8,456,606     53,499,778    61,956,384
                                -----------   ------------   -----------     -----------   ------------    ----------


Deductions:
  Termination and withdrawal benef4,621,370     10,320,599    14,941,969       3,294,079      4,668,972     7,963,051
  Interest expense                    -            778,663       778,663           -          1,230,392     1,230,392
  Administrative expenses            19,654        243,510       263,164          15,832        277,256       293,088
                                 ----------    -----------   -----------     -----------    -----------     ---------
                                  4,641,024     11,342,772    15,983,796       3,309,911      6,176,620     9,486,531
                                 ----------    -----------   -----------     -----------    -----------     ---------

    NET ADDITIONS (DEDUCTIONS)    4,836,317    (18,175,137)  (13,338,820)      5,146,695     47,323,158    52,469,853

Net assets available for plan benefits,
 beginning of year               29,605,457    118,122,563   147,728,020      24,458,762     70,799,405    95,258,167
                                -----------   ------------  ------------     -----------   ------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                    $34,441,774   $ 99,947,426  $134,389,200     $29,605,457   $118,122,563  $147,728,020
                                ===========   ============  ============     ===========   ============  ============



















See accompanying notes to financial statements.

                                                            3


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   __________

1.   Summary of Significant Accounting Policies

      A.   Basis of Presentation

        The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation (the Corporation), and participating subsidiaries (the Companies or Employers).

    B.  Investments

        Investments in the Collective Trust-Short-term Investment Fund of the Northern Trust Company (Northern), are valued by the Northern at cost which approximates fair value, and consist of short term obligations. Investments in the Collective Trust - Intermediate Bond Fund that are traded on Security Exchanges are valued by the Trustee at the last sales price on the valuation date or, in the absence of any sales, at the bid price on the valuation date. Securities traded over-the-counter are valued at the final bid price on the valuation date. Temporary investments in short-term securities are carried at cost, which approximates market value. Investments in Old Republic International Corporation Series B and Series D preferred stocks (Series D only at December 1993), which have not been registered, are stated at an appraised value based on opinions submitted by an investment banker. Old Republic International Corporation common stock is stated at closing market value on the last business day of the year.

        The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. For purposes of generally accepted accounting principles the Plan uses the historical cost method for determining the basis of its investments, whereas, for ERISA reporting purposes the Plan uses the current value method for determining the basis of its investments. Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities are based on the average cost method. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Investments in securities of Old Republic International Corporation have been adjusted to reflect a 2 for 1 stock split declared on March 19, 1992, and effective May 8, 1992.

    C.  Contributions

        Contributions from employees (savings) are recorded in the period in which the Companies make payroll deductions from Plan participants. Participants elect the amount of contribution which ranges from a minimum of 1% to a maximum of 15% of recognized compensation as defined in the Plan. Any employee who does not contribute to the Plan will not receive a Company matching contribution. Employee contributions up to 6% will be matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. The maximum amount which can be withheld is 15% limited to $22,500 (15% of $150,000).




                                         4


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________


1.  Summary of Significant Accounting Policies, Continued

    C.  Contributions, Continued

        There is no penalty for withdrawing a part of accumulated employee savings and earnings thereon. Participants may withdraw the lower of $15,000 or 50% of their accumulated savings balance as of the most recent calculation date (June 30 or December 31) in any one year without penalty. Such withdrawals are permitted only on January 1 or July 1 of each year.


        The company matching contribution is based on the following formula:


        Percentage of       If the percentage increase in average operating
        Recognized Compen- earnings per share for the most recent five year sation Contributed period is:
        ------------------  ----------------------------------------------------

                            Less Than    6.01% to    9.01% to   15.01%    Over
                               6%          9%          15%        20%      20%
                            --------     --------    --------   -----     -----
                             The Resulting Employer Matching Contribution on the
                                 First 6%  of Employee Savings will be:
                            ----------------------------------------------------
                1.00%          30%         40%          65%      100%      140%
        1.01 to 2.00%          28%         38%          63%       98%      138%
        2.01 to 3.00%          26%         36%          61%       96%      136%
        3.01 to 4.00%          24%         34%          59%       94%      134%
        4.01 to 5.00%          22%         32%          57%       92%      132%
        5.01 to 6.00%          20%         30%          55%       90%      130%
       6.01 to 15.00%         None        None         None      None     None



          . The percentage increase in average operating earnings per share is obtained by comparing the average operating earnings per share for the Company for the five years ending with the calculation year, with the same average for the five years ending the year prior to the calculation year. Operating earnings per share are determined pursuant to generally accepted accounting principles and are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.
















                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________

1.  Summary of Significant Accounting Policies, Continued

   C.  Contributions, Continued

         Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:

         .  the Companies meet certain minimum profit objectives;

         . the participant completes 1,000 or more hours of service during the year;

         . the participant is employed by one of the Companies on December 31 of that year, died during the year, or retired during the year after age 65.

         Additional amounts from consolidated annual net profits after taxes or
accumulated   earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amount of the Companies' contributions are subject to the following limitations:

        . No contribution shall be made if the Companies' consolidated annual net profit before extraordinary items and taxes is less than $2,500,000.

        . No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Internal Revenue Code.

        . No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

         The above, not-withstanding for 1993 only the company matching contribution has been calculated in the normal fashion and is represented by interest recoveries on previous years' advances from Plan Sponsor (See Note 9). As a result, 1993 Plan participants benefitted from an extra contribution stemming from such interest recoveries. This extra contribution of $588,013 has been allocated to Plan participants as regular earnings. Coupled with the normal contribution amount of $1,272,075, participants were allocated to their Employer Account a total of $1,860,088 or about 46% more than the amount allocable under normal circumstances.


















                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________


1.  Summary of Significant Accounting Policies, Continued

     D.  Administrative and Operating Expenses

         Office personnel, space and equipment are furnished by the Companies at no charge to the Plan. All other administrative expenses of the Plan are paid by and reflected as expenses of the Plan.

2.  Benefits

     The benefits a Plan participant receives depends upon amounts allocated to his accounts under the Plan. Amounts in his accounts are affected by the amount of employee contributions he makes, his vested interest in his matching contributions and discretionary contributions, forfeitures, and earnings.

     When a Plan participant makes employee contributions, his employee contributions are allocated to his "Employee Account." Earnings are allocated to each Plan participant's Employee Account on a semi-annual basis, based upon the performance of the investment fund that the Plan participant has selected. Upon termination of service for any reason, a Plan participant receives all amounts in his Employee Account.

     Each year, the matching contributions and discretionary contributions are allocated to the "Company Accounts" of Plan participants. If a Plan participant terminates service with the Companies, the amount that he receives from his Employer Account depends upon his vested interest in such account. A Plan participant vests in his Company Account based on his "Years of Service," according to the following table:


              Years of Service       Vesting Schedule
              ----------------       ---------------
                     1                      0%
                     2                      0
                     3                     20
                     4                     40
                     5                     60
                     6                     80
                     7                    100


















                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________
2.  Benefits, Continued

     A Plan participant earns a Year of Service for each year prior to January 1, 1978 in which he was employed full-time by a Company. On and after January 1, 1978, a Plan participant earns a Year of Service for each calendar year during which he completes 1,000 or more hours of service for the Companies. However, a Plan participant will become 100% vested in his Employer Account prior to seven years of service if:

        .   the Plan participant has reached age 65, or
        .   termination is caused by death, or
        .   termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

     The amount a Plan participant receives from his Employer Account is also affected by forfeitures, earnings, and released shares. If a Plan participant terminates service prior to full vesting, the non-vested portion of his Employer Account is forfeited. Forfeited amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the companies during the year, and are employed by the Companies on December 31 or terminated service due to retirement on or after age 65, death,or total and permanent disability. Forfeitures are allocated based upon the ratio of the Plan participant's recognized compensation to the recognized compensation of all Plan participants. In addition to forfeitures, the balance in a Plan participant's Employer Account is affected by the net cash revenues over expenses of the Corporation's stock fund plus the market value of shares released to participants from payment of loan principal and/or interest during the year.
































                                        8


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________
2.  Benefits, Continued

     Unallocated net assets, in the Companies' Account, available for plan benefits at December 31, are comprised of items not allocated to participants, as follows:

                                                      1993            1992
     Assets
      Unreleased shares:
       Series B preferred shares:
        Original loan:
         15,094 shares at $4.975                                $    75,093
        Additional loan (see Notes 6 and 9):
         66,415 shares at $4.975                                    330,415
       Series D preferred shares:
        Original loan:
         6,603,540 shares at $4.525              $29,881,019
         8,606,151 shares at $4.975                              42,815,601
          Additional loan (see Notes 6 and 9):
              786,562 shares at $4.975                            3,913,146
       Common Shares:
          Original loan:
              30,877 shares at $22.625                698,592
              37,222 shares at $24.875                              925,897
          Additional loan (see Notes 6 and 9):
              13,790 shares at $24.875                              343,026
     Accrued interest receivable                          320           285
                                                 ------------   -----------
        Total                                      30,579,931    48,403,463
                                                 ------------   -----------
     Liabilities
     Unpaid loan principal at December 31          17,384,234    22,652,984
     Advances from Plan Sponsor  (See Note 9)                     2,299,520
     Deficiency of companies' contributions
      and unreleased share dividends over loan
      principal and interest payments (See Note 9)                  469,399
     Accrued interest expense payable on loans at
      December 31                                     137,676       240,760
     Accrued administrative expenses payable           26,436        31,594
                                                  -----------   -----------
       Total                                       17,548,346    25,694,257
                                                  -----------   -----------
     Unallocated net assets available for
      plan benefits                               $13,031,585   $22,709,206
                                                  ===========   ===========















                                        9


                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

3.  Investments

    Investments held by the Plan at December 31, 1993 and 1992 are summarized as follows:
                                      1993                                1992
                         --------------------------------    ---------------------------------
                          Shares/                             Shares/
                          Units/                              Units/
                         Par Value     Cost    Fair Value    Par Value     Cost    Fair Value
Northern Trust Company
Collective Trusts:
 Short-term Investment
  Fund                  5,577,394 $ 5,577,394 $  5,577,394  7,362,528 $ 7,362,528 $  7,362,528
 Intermediate Bond Fund     2,048      41,651       41,592     10,778   3,126,121    3,187,594
Old Republic Inter-
 national Corporation:
  Series B-Preferred
  Stock                      -   *       -   *        -   * 3,770,084   5,507,169   18,756,168
  Series D-Preferred
  Stock                22,256,680  39,537,500  100,711,477 22,256,680  39,537,500  110,726,983
  Common Stock            852,429   6,736,594   19,286,206    501,438   4,195,060   12,473,270
United States Government
  obligations          $5,475,000   5,752,016    5,874,240 $4,150,000   4,309,266    4,406,564
Corporate bonds       $15,506,000  15,877,585   16,186,118 $9,886,000   9,843,914   10,004,215
Other common stock         81,750   3,311,111    3,449,194     33,100   1,292,520    1,434,999
Other preferred stock       -           -            -            316      15,600       17,412
Mutual funds               21,071     447,508      558,252     11,736     263,061      320,661
                                  ----------- ------------            ----------- ------------
                                  $77,281,359 $151,684,473            $75,452,739 $168,690,394
                                  =========== ===========             =========== ============


*    On January 26, 1993, the Plan converted 3,770,084 shares of Series B preferred stock into 754,016 shares of common stock of the Corporation.

4. ERISA Compliance

     The Plan became effective January 1, 1978, and accordingly, was drafted, as were subsequent amendments and restatements, to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA" or "the ACT"), as amended from time to time.














                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

5.  Termination Priorities

     The Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. In addition, because the Plan is a defined contribution plan and not a defined benefit plan, no termination priorities apply to the Plan under ERISA.

6.   Notes Payable to Banks

     The following table sets forth certain data with respect to debt assumed by the Plan and guaranteed by the Corporation:


                          Original loan principal            $51,500,000
                          Cost of shares acquired            $49,899,963
                          Unpaid principal balance
                           at December 31, 1993              $17,374,234
                          Shares acquired:
                           Series B                            6,587,958
                           Series D                           22,256,680
                           Common                                 29,978
                          Unreleased shares at
                           December 31, 1993:
                             Series D                          6,603,540
                             Common                               30,877
                                                             ===========
                          Principal due February 1,
                             1994                            $ 4,000,000
                             1995                              6,150,000
                             1996                              3,915,000
                             1997                              1,085,000
                             1998                              2,224,234
                                                             -----------
                                                             $17,374,234
                                                             ===========

     Except for loan proceeds of $100,037, all proceeds were used by the Plan to acquire preferred and common shares of the Corporation, as indicated above, at appraised values. Remaining funds were utilized to meet periodic cash needs or to refinance existing loans. Series "B" preferred shares acquired with proceeds of the 1979 loan, carry an annual cumulative dividend rate of $.148 per share, have a minimum redemption value of $2.47 per share in 1994 and subsequent years, have one vote per share and are convertible into common stock of the Corporation commencing in 1994, under certain circumstances, at the rate of five shares of Series "B" preferred stock for one common share. The Series "D" preferred stock has a cumulative annual dividend rate of $.130 per share, has a minimum redemption value of $1.30 after July 1, 1987, and subsequent years at the option of the Corporation, has one vote per share and is convertible into common stock of the Corporation at any time at the rate of five shares of Series"D" preferred stock for one common share.

     On January 26, 1993, the Plan converted all remaining Series B preferred.shares into common stock of the Corporation (See Note 3).



                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

6.   Notes Payable to Bank, Continued

     It is anticipated that principal and interest payments on the Plan's loans are to be met by the Companies' annual profit sharing contributions, interest on funds invested, and dividends on the Corporation's preferred and common stock.

     During 1988, a number of loans with an aggregate outstanding principal balance of $23,374,234 were refinanced. $11,084,234 was refinanced with the Corporation and $12,290,000 was refinanced with a bank. The refinancing resulted in the extension of loan payments into 1998.

     In January 1994, the Plan refinanced a portion of its borrowings. The net effect of the refinancing was to decrease the 1994 principal repayment by $2,700,000 while increasing the 1997 and 1998 principal repayments by $1,700,000 and $1,000,000, respectively.

     The interest rate on loans with the Corporation is set at 1.5% in excess of the current rate on six month certificates of deposit. The new Bank loans carry an interest rate at 75% of the Prime Rate. The interest rates on other Bank loans are set at 1.5% in excess of the current rate on six month certificates of deposit or at 80% to 84% of the Prime Rate.

7.   Tax Status

     The Internal Revenue Service on April 4, 1986, issued a determination letter stating that the Plan, as amended, was qualified under Section 401 of the Internal Revenue Code and the Plan was exempt under the provisions of Section 501(a).

     In-service withdrawals which were previously available on employees' contributions only, are now partially taxable once they have exceeded an employees' gross contributions through December 31, 1986. This taxability arises because the Act now considers withdrawals to include earnings as well as contributions.

     Distributions made prior to a Plan participant's death, disability, or attainment of age 59.5 may be subject to a 10% penalty unless such distributions are rolled over into another qualified retirement plan or individual retirement account ("IRA"). All such distributions are subject to penalty except for distributions that are part of a series of substantially equal periodic payments made over the life of the Plan participant or the joint lives of the Plan participant and his beneficiary, distributions to a Plan participant after separation from service and attainment of age 55, and distributions to pay certain medical expenses.

     No federal income tax consequences result to a Plan participant, beneficiary, or estate by reason of participation in the Plan until a distribution is made. Unless the distribution qualifies for special tax treatment for lump sum distributions described in the following paragraphs, the amount received including the fair market value of any common stock on the date of distribution will be taxed at ordinary income tax rates in the same manner as an annuity. This means that a portion of each distribution is excluded from tax. The excluded portion is that part of the payment that bears the same ratio to the whole payment as the Plan Participant's employee contributions bear to the total value of his accounts.





                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________
7.   Tax Status, Continued

     The distribution will qualify as a "lump-sum distribution" if the Plan participant receives the entire balance of his accounts within one taxable year, the Plan participant has participated in the Plan for five or more taxable years before the taxable year of distribution, and the distribution results from the Plan participant's separation from service with the Company or after the Plan participant has attained age 59-1/2. A distribution received by a beneficiary will also qualify as a "lump-sum distribution" if the entire balance of the Plan participant's account is received within one taxable year by the beneficiary by reason of the Plan participant's death.

     If a distribution qualifies as a "lump sum distribution" under the Internal Revenue Code, and if no part of the distribution is rolled over, a Plan participant may elect to have the entire amount of the distribution taxed as ordinary income or under the special 5-year averaging rule. The special 5-year averaging rule generally may be used only if the individual is age
     59.5 at the time of the distribution and may be used only once. A special phase-out rule allows limited use of capital gains treatment between 1987 and 1991. By 1992, capital gains treatment will be entirely eliminated, except for certain individuals who have reached age 50 by January 1, 1986.

     Individuals who have reached age 50 by January 1, 1986, may, in general: elect to use the 5-year averaging provisions (using the tax rates in effect in the year of distribution) or the 10-year averaging provisions (using the 1986 tax rates), and elect to apply the pre-1986 capital gains rules (using a 20 percent rate). A Plan participant that elects to use the averaging methods under this transitional rule on a lump sum received prior to attainment of age 59.5 may not use either the 5-year or 10-year averaging

     For distributions that exceed $150,000 in any one year, there may be an additional 15% excise tax. If five year forward averaging is used, the excise tax, if any, will be applied to distributions that exceed five times $150,000. The distribution limitation applies to the total of distributions from all qualified retirement plans and IRA's not only the Plan.

     If a participant or the spouse of a deceased participant receives a distribution from the Plan that qualifies for "lump-sum distribution" tax treatment, or receives a distribution that would qualify for such treatment except for failure to meet the five years of participation requirement, the individual may "roll over" the distribution in excess of his employee contributions to an IRA in which case the individual would not have to pay a tax at the time of the distribution on the amount transferred to the IRA. At the time of receipt of a distribution from the IRA, the individual will have to pay a tax at ordinary income tax rates ( subject to the tax on personal service income) on the amount distributed.

     This summary of the federal tax laws presents only a brief general statement of complex tax laws and regulations which are subject to change at any time. Specific federal and state tax treatment relating to a distribution should be carefully considered by a participant (or beneficiary) or reviewed with a tax advisor prior to making any elections and filing returns for a tax year in which the distribution is made.

8.   Alternative Investment Funds

     In November, 1982, the Plan was amended to permit participants to transfer monies from Fund "A", the primary goal of which is protection of capital and stability of income through investments in high-grade, liquid investments, into a newly created Fund "O", and to elect to have their future contributions to the Plan invested, in whole or in part, in Fund "O".


                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

8.   Alternative Investment Funds, Continued

     Under the terms of the Plan, Fund "O" may be invested by the Trustee upon the direction of the Plan's Administration Committee ("Committee") in any property, real or personal and shares of stock, whether common or preferred, voting trust certificates, bonds, mortgages, secured or unsecured obligations, notes, annuity and life insurance contracts, whether group or individual, and other securities and property of every kind and description as the Committee selects (including securities of the Company or any Employer under the Plan and any subsidiary or affiliate of the Company or an Employer). Fund "O" may, as a result, be more speculative and may incur a higher degree of risk than Fund "A" since the Committee is permitted to direct the Trustee to invest in private offerings, joint ventures, small, unseasoned or embryonic companies without a record of earnings, companies not traded on an established market, and other investments. The Committee has the authority to direct the Trustee to borrow, pledging Fund "O" assets.

     At December 31, 1993 there were 1,397 participants in Fund "O" and 3,323 participants in Fund "A".

     Effective January 1, 1989, the Tax Reform Act provided that plan participants who reach age 55 and have 10 years of service in the Plan are provided with the option of diversifying a portion of their companies' account balance out of company stock and into alternative investment funds.


     The diversification is limited to 25% of all company stock acquired after December 31, 1986. After age 60 (and with 10 years of service in the plan), such participants have the right to diversify up to 50% of all company stock acquired after December 31, 1986. The period to make the election to diversify is during the first 90 days of the calendar year in which a participant attains age 55 and has completed 10 years of service in the plan.

     The investment options available for diversification at December 31, 1993 are:

     Fund "E" -   Short-term investment fund composed of high grade money
                  market investments with very short-term maturities.
     Fund "F" -   Intermediate-term fund composed of high-grade securities with maturities of five years or less.
     Fund "G" -   Open ended no load mutual fund with primary objective being capital appreciation.

     At December 31, 1993, there were 13 participants in Fund "E", 11 participants in Fund "F" and 42 participants in Fund "G".

9.   Advances from Plan Sponsor

     On March 2, 1993, following a regular audit of the ESSOP, the Department of Labor informally questioned whether the advances made by the Corporation to the Plan were prohibited transactions under Section 406 of ERISA. Although ERISA generally prohibits loans between a plan and its sponsor, several exceptions are recognized which the Corporation and the Plan believe to be applicable to the advances in question. Nevertheless, in order to resolve the issue as expeditiously as possible, the Plan repaid all advances owed to the Corporation and, as of the end of March, 1993, the Corporation repaid to the Plan all interest on advances paid to the Corporation (with interest thereon) by the Plan, since 1986.




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   __________


10.  Contributions

     Contributions by the Participants and by Participating Companies were as follows for the years shown:

                                                              1993                       1992
                                                     ----------------------     ----------------------
                                                      Partici-                   Partici-
                                                       pants       Company        pants       Company
                                                     ----------  ----------     ----------  ----------
     Old Republic International Corporation          $   34,174  $   61,417     $   59,148  $   31,756
     Old Republic Life Insurance Company                 56,126      22,883         77,226      59,458
     Old Republic Insurance Company                     194,943      69,061        179,790     142,631
     International Business & Mercantile
      REassurance Company                                14,697       5,744          6,313       5,926
     Old Republic National Title Insurance
      Company & its Subsidiaries and Affiliates       1,084,428     331,340        835,813     606,214
     Insured Credit Services, Inc.                      108,928      35,139         88,010      64,607
     Brummel Brothers, Inc.                              29,333      13,477         28,306      22,047
     J. Huell Briscoe & Associates, Inc.                 12,248       5,975          8,196       7,773
     Old Republic General Services, Inc.                258,489      68,148        222,783     138,670
     Old Republic Union Insurance Company                17,498       9,659         14,727      12,667
     Old Republic Mortgage Guaranty Group,
       Inc. & its Subsidiaries                          848,119     130,171        551,705     370,916
     Old Republic Title Holdings, Inc.
       & its Subsidiaries and affiliates              2,744,526     634,429      2,227,708   1,719,699
     Old Republic Asset Management Co.                   16,135       4,503         13,872      11,421
     Old Republic Dealer Service Corp.                   14,262       2,578          8,188       4,453
     Phoenix Aviation Managers, Inc.                     80,568      16,878         72,850      48,210
     Chicago Underwriting Group                          72,885      15,466         64,118      47,074
     Old Republic Risk Mgmt. Corp.                       95,507      21,917         88,239      67,227
     Bitco Corp. & its Subsidiaries                     478,731     130,543        424,811     355,490
     Great West Casualty and Agencies                   492,345     120,810        412,523     366,423
     Old Republic RE                                     96,165      19,635         98,267      68,929
     Old Republic Home Protection                        41,261       6,513         32,956      21,686
     Old Republic Surety Group                          271,119      56,888        260,360     187,457
     Old Republic Standard Group                         88,866      12,230         55,845      28,278
     Employers General Insurance Group                  238,955      47,480          -           -
     Minnehoma Insurance Co.                             87,405      14,161          -           -
     Adesco, Inc.                                        47,396       7,002          -           -
                                                     ----------  ----------     ----------  ----------
                                                     $7,525,109  $1,864,047     $5,831,754  $4,389,012
                                                     ==========  ==========     ==========  ==========















                                       15






















                                  SUPPLEMENTAL SCHEDULES






































                                       16

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
ASSETS AND LIABILITIES
AT DECEMBER 31, 1992 and 1993

- - -----------------------------------------------------------------------------------------------------------------------
31. Current value of plan assets and liabilities at the beginning of the plan year.  Combine the value of plan assets held in more than one trust.  Allocate the value of the plan's interest in a comingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.  Do not enter the value of that portion of an insurance contract that guarantees, during thes plan year, to pay specific dollar benefit at a future date.  ROUND OFF AMOUNTS TO THE NEAREST DOLLAR; ANY OTHER AMOUNTS
   ARE SUBJECT TO REJECTION. Plans with no assets at the beginning and the end of the plan year, enter -0- on line 31f.
- - ------------------------------------------------------------------------------------------------------------------------
                  ASSETS                                         (a)Beginning of Year      (b)End of Year
a   Total noninterest-bearing cash                    | a      |                   0  |                   0
b   Receivables: (1) Employer contributions           | b(1)   |           4,375,198  |              24,909
    (2) Participant contributions                     | (2)    |              36,074  |               5,730
    (3) Income                                        | (3)    |             285,697  |             412,067
    (4) Other                                         | (4)    |                   0  |                   0
    (5) Less allowance for doubtful accounts          | (5)    |                   0  |                   0
    (6) Total. Add lines 31b(1) through 31b(4) and    |        |                      |
         subtract line 31b(5)                      >  | (6)    |           4,696,969  |             442,706
c   General investments: (1) Interest-bearing cash    |        |                      |
         (including money market funds)               | c(1)   |                   0  |                   0
    (2) Certificates of deposit                       | (2)    |                   0  |                   0
    (3) U.S. Government securities                    | (3)    |           4,406,564  |           5,874,240
    (4) Corporate debt instruments: (A) Preferred     | (4)(A) |                   0  |                   0
        (B) All other                                 | (4)(B) |          10,004,215  |          16,186,118
    (5) Corporate stocks: (A) Preferred               | (5)(A) |              17,412  |                   0
        (B) All other                                 | (5)(B) |           1,434,999  |           3,449,194
    (6) Partnership/joint venture interests           | (6)    |                   0  |                   0
    (7) Real estate: (A) Income-producing             | (7)(A) |                   0  |                   0
        (B) Nonincome-producing                       | (7)(B) |                   0  |                   0
    (8) Loans (other than to participants)            |        |                      |
         secured by mortgages: (A) Residential        | (8)(A) |                   0  |                   0
         (B) Commercial                               | (8)(B) |                   0  |                   0
    (9) Loans to participants: (A) Mortgages          | (9)(A) |                   0  |                   0
        (B) Other                                     | (9)(B) |                   0  |                   0
    (10)Other loans                                   | (10)   |                   0  |                   0
    (11)Value of interest in common/collective trusts | (11)   |          10,550,122  |           5,618,986
    (12)Value of interest in pooled separate accounts | (12)   |                   0  |                   0
    (13)Value of interest in master trusts            | (13)   |                   0  |                   0
    (14)Value of interest in 103-12 investment        |        |                      |
         entities                                     | (14)   |                   0  |                   0
    (15)Value of interest in registered investment    |        |                      |
         companies                                    | (15)   |                   0  |                   0
    (16)Value of funds held in insurance company      |        |                      |
         general account (unallocated contracts)      | (16)   |                   0  |                   0
    (17)Other                                         | (17)   |             320,661  |             558,252
    (18)Total. Add lines 31c(1) through 31c(17)    >  | (18)   |          26,733,973  |          31,686,790
d   Employer-related investments: (1) Employer        |        |                      |
     securities                                       | d(1)   |         141,956,421  |         119,997,683
    (2) Employer real property                        | (2)    |                   0  |                   0
e   Buildings and other property used in plan         |        |                      |
    operation                                         | e      |                   0  |                   0
f   TOTAL assets. Add lines 31a, 31b(6), 31c(18),     |        |                      |
        31d(1), 31d(2), and 31e.                   >  | f      |         173,387,363  |         152,127,179
                                                      |        |                      |
                        LIABILITIES                   |        |                      |
g   Benefit claims payable                            | g      |             411,051  |             169,779
h   Operating payables                                | h      |           2,595,308  |             183,966
i   Acquisition indebtedness                          | i      |          22,652,984  |          17,384,234
j   Other liabilities                                 | j      |                   0  |                   0
k   TOTAL liabilities. Add lines 31g through 31j   >  | k      |          25,659,343  |          17,737,979
                                                      |        |                      |
                        NET ASSETS                    |        |                      |
l   Subtract line 31k from line 31f.               >  | l      |         147,728,020  |         134,389,200

                                                                        17




OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
INCOME, EXPENSES, AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1993

- - -----------------------------------------------------------------------------------------------------------------------
32. Plan income, expenses, and changes in net assets for the plan year. Include all income and expenses of the plan, including any trust(s) or  seperately maintained fund(s), and any payments/receipts to/from insurance carriers.
    ROUND OFF AMOUNTS TO THE NEAREST DOLLAR; ANY OTHER AMOUNTS ARE SUBJECT TO REJECTION.
- - -----------------------------------------------------------------------------------------------------------------------
                    INCOME                                          (a) Amount           (b) Total
a   Contributions:                                   |         |                   |
    (1) Received or receivable from:                 |         |                   |
        (A) Employers                                | a(1)(A) |        1,864,047  |
        (B) Employees                                | (B)     |        7,525,109  |
        (C) Others                                   | (C)     |                0  |
    (2) Noncash contributions                        | (2)     |                0  |
    (3) Total contributions. Add lines 32a(1),       |         |                   |
    (A),(B),(C) and line 32a(2).                  >  | (3)     |                   |        9,389,156
b   Earnings on investments:                         |         |                   |
    (1) Interest:                                    |         |                   |
        (A) Interest-bearing cash (including         |         |                   |
            money market funds)                      | b(1)(A) |          230,096  |
        (B) Certificates of deposit                  | (B)     |                0  |
        (C) U.S. Government securities               | (C)     |          393,441  |
        (D) Corporate debt instruments               | (D)     |          993,273  |
        (E) Mortgage loans                           | (E)     |                0  |
        (F) Other loans                              | (F)     |                0  |
        (G) Other interest                           | (G)     |                0  |
        (H) Total interest. Add lines 32b(2)(A)      |         |                   |
            through (G)                           >  | (H)     |                   |        1,616,810
    (2) Dividends: (A) Preferred stock               | b(2)(A) |        3,023,620  |
        (B) Common stock                             | (B)     |          513,858  |
        (C) Total dividends. Add lines               |         |                   |
             32b(2)(A) and (B).                   >  | (C)     |                   |        3,537,478
    (3) Rents                                        | (3)     |                   |
    (4) Net gain (loss) on sale of assets:           |         |                   |
        (A) Aggregate proceeds                       | (4)(A)  |       17,104,269  |
        (B) Aggregate carrying amount (see           |         |                   |
            instructions)                            | (B)     |       10,168,196  |
        (C) Subtract (B) from (A) and enter result   | (C)     |                   |        6,936,073
    (5) Unrealized appreciation (depreciation) of    |         |                   |
        assets                                       | (5)     |                   |      (18,834,541)
    (6) Net investment gain (loss) from common/      |         |                   |
        collective trusts                            | (6)     |                   |                0
    (7) Net investment gain (loss) from pooled       |         |                   |
        separate accounts                            | (7)     |                   |                0
    (8) Net investment gain (loss) from master       |         |                   |
        trusts                                       | (8)     |                   |                0
    (9) Net investment gain (loss) from 103-12       |         |                   |
        investment entities                          | (9)     |                   |                0
    (10)Net investment gain (loss) from registered   |         |                   |
        investment companies                         | (10)    |                   |                0
c   Other income                                     | c       |                   |                0
d   Total income. Add all amounts in column (b)      |         |                   |
    and enter total.                              >  | d       |                   |        2,644,976
                                                     |         |                   |
           EXPENSES                                  |         |                   |
e   Benefit payment and payments to provide benefits:|         |                   |
    (1) Directly to participants or beneficiaries    | e(1)    |       14,941,969  |
    (2) To insurance carriers for the provision of   |         |                   |
        benefits                                     | (2)     |                0  |
    (3) Other                                        | (3)     |                0  |
    (4) Total payments. Add lines 32e(1) through     |         |                   |
        32e(3)                                    >  | (4)     |                   |       14,941,969
f   Interest expense                                 | f       |                   |          778,663
g   Administrative expenses: (1) Salaries and        |         |                   |
    allowances                                       | g(1)    |                0  |
    (2) Accounting fees                              | (2)     |           42,107  |
    (3) Actuarial fees                               | (3)     |                0  |
    (4) Contract administrator fees                  | (4)     |                0  |
    (5) Investment advisory and management fees      | (5)     |           96,641  |
    (6) Legal fees                                   | (6)     |            7,426  |
    (7) Valuation/appraisal fees                     | (7)     |           (3,000) |
    (8) Trustees fees/expenses (including travel,    |         |                   |
        seminars, meetings, etc.)                    | (8)     |          119,990  |
    (9) Other                                        | (9)     |                0  |
    (10)Total administrative fees. Add lines         |         |                   |
        32g(1) through 32g(9).                       | (10)    |                   |          263,164
h   Total expenses. Add lines 32e(4), 32f,           |         |                   |
    and 32g(10).                                  >  | h       |                   |       15,983,796
i   Net income (loss). Subtract line 32h from        |         |                   |
    line 32d.                                     >  | i       |                   |      (13,338,820)
j   Transfers to (from) the plan (see instructions)  | j       |                   |                0
k   Net assets at beginning of year (line 31l,       |         |                   |
    column (a)).                                     | k       |                   |      147,728,020
l   Net assets at end of year (line 31l,             |         |                   |
    column (b)).                                  >  | l       |                   |      134,389,200

                                                                     18




OLD REPUBLIC INTERNATIONAL CORPORATION                                              SCHEDULE I
EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
********************************************************
                                                           (c)
                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                   --------------------------------------------------
                  (b)                                                            SHARES, PAR,                     (e)
       IDENTITY OF ISSUE, BORROWER,           MATURITY    RATE OF                OR MATURITY        (d)        CURRENT
 (a)   LESSOR, OR SIMILAR PARTY                 DATE      INTEREST   COLLATERAL     VALUE          COST         VALUE
 ---   --------------------------            ----------  ----------  ----------   ----------     ----------   ----------
       COLLECTIVE TRUSTS:
        SHORT-TERM INVESTMENT FUND               N/A       VARIABLE      N/A    5,577,394 sh    $5,577,394    $5,577,394
                                                                                ---------       ----------    ----------
        INTERMEDIATE-TERM BOND FUND              N/A       VARIABLE      N/A        2,048 sh       $41,651       $41,592
                                                                                ---------       ----------    ----------

       EMPLOYER SECURITIES:
        OLD REPUBLIC INTERNATIONAL CORP.:
         SERIES D PREFERRED STOCK                N/A         N/A         N/A   22,256,680 sh   $39,537,500  $100,711,477
                                                                               ----------      -----------  ------------
         COMMON STOCK                            N/A         N/A         N/A      852,429 sh    $6,736,594   $19,286,206
                                                                               ----------      -----------  ------------

       UNITED STATES GOVERNMENT OBLIGATIONS:
        U.S.A. TREASURY NOTE, SERIES B     08/15/1997       8.625%       N/A     $500,000 par     $538,750      $562,420
        U.S.A. TREASURY NOTE, SERIES G     07/15/1998       8.250%       N/A      500,000 par      517,188       562,810
        U.S.A. TREASURY NOTE, SERIES D     11/15/1996       7.250%       N/A      500,000 par      499,375       535,935
        U.S.A. TREASURY NOTE, SERIES Q     12/31/1994       7.625%       N/A      500,000 par      520,000       519,140
        U.S.A. TREASURY NOTE, SERIES U     11/15/1994       6.000%       N/A      650,000 par      672,547       662,799
        U.S.A. TREASURY NOTE, SERIES H     10/15/1998       7.125%       N/A      500,000 par      527,500       540,780
        U.S.A. TREASURY NOTE, SERIES U     12/31/1997       6.000%       N/A      500,000 par      507,656       518,905
        U.S.A. TREASURY NOTE, SERIES V     11/30/1996       6.500%       N/A      500,000 par      521,875       526,250
        FEDERAL HOME LOAN BANKS CONS.      01/25/1995       8.400%       N/A      500,000 par      522,812       524,375
        FEDERAL NATIONAL MORTGAGE CORP.    02/11/2002       7.500%       N/A      325,000 par      357,594       357,701
        FEDERAL HOME LOAN MORTGAGE CORP.   09/19/2001       7.900%       N/A      500,000 par      566,719       563,125
                                                                               ----------      -----------    ----------
                                                                               $5,475,000 par   $5,752,016    $5,874,240
                                                                               ----------      -----------    ----------

       MUTUAL FUND:
        FIDELITY TREND FUND                    N/A           N/A         N/A        4,529 sh      $216,537      $267,543
        MFC GERMANY FUND, INC.                 N/A           N/A         N/A        3,000 sh        34,813        37,500
        MFO CENTURY SHARES TRUST               N/A           N/A         N/A        2,083 sh        40,000        50,083
        MFO OAKMARK FUND, HARRIS ASSOC. IN     N/A           N/A         N/A        3,681 sh        54,398        88,090
        MFO OAKMARK INTERNATIONAL FUND         N/A           N/A         N/A        7,778 sh       101,760       115,036
                                                                               ----------      -----------     ---------
                                                                                   21,071 sh      $447,508      $558,252
                                                                               ----------      -----------     ---------

       OTHER COMMON STOCK:
        ABBOTT LABORATORIES                    N/A           N/A         N/A        8,000 sh      $200,512      $237,000
        AMERICAN BRANDS, INC.                  N/A           N/A         N/A        1,000 sh        35,350        33,250
        AMERICAN CYANAMID, INC.                N/A           N/A         N/A        1,000 sh        50,225        50,250
        AMERICAN ELECTRIC POWER CO., INC.      N/A           N/A         N/A        1,300 sh        49,667        48,263

                                                                        19

OLD REPUBLIC INTERNATIONAL CORPORATION                                                                       SCHEDULE I
EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
********************************************************
                                                           (c)
                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                   --------------------------------------------------
                  (b)                                                            SHARES, PAR,                     (e)
       IDENTITY OF ISSUE, BORROWER,           MATURITY    RATE OF                OR MATURITY        (d)        CURRENT
 (a)   LESSOR, OR SIMILAR PARTY                 DATE      INTEREST   COLLATERAL     VALUE          COST         VALUE
 ---   --------------------------            ----------  ----------  ----------   ----------     ----------   ----------
       OTHER COMMON STOCK (CONTINUED):
        ANNHEUSER-BUSCH COMPANIES, INC.        N/A           N/A         N/A        1,000 sh        45,080        49,125
        AMERICAN TELEPHONE & TELEGRAPH CO.     N/A           N/A         N/A          500 sh        20,623        26,250
        AMERITECH CORP.                        N/A           N/A         N/A          600 sh        46,335        46,050
        AUTOMATIC DATA PROCESSING, INC.        N/A           N/A         N/A        1,000 sh        49,245        55,250
        BELLSOUTH CORP.                        N/A           N/A         N/A        1,800 sh       101,844       104,400
        BOEING CO.                             N/A           N/A         N/A        2,300 sh        86,396        99,475
        BRISTOL MYERS SQUIBB CO.               N/A           N/A         N/A        6,000 sh       350,040       349,500
        COCA-COLA CO.                          N/A           N/A         N/A        1,200 sh        51,246        53,550
        COLGATE-PALMOLIVE CO.                  N/A           N/A         N/A          300 sh        13,798        18,713
        CRAWFORD & CO.                         N/A           N/A         N/A        6,000 sh       105,975        96,000
        DEAN FOODS CO.                         N/A           N/A         N/A        1,000 sh        25,620        32,625
        DUPONT, E.I. deNEMOURS & CO.           N/A           N/A         N/A          800 sh        36,588        38,600
        EASTMAN KODAK CO.                      N/A           N/A         N/A          300 sh        13,236        16,875
        FLUOR CORP.                            N/A           N/A         N/A          400 sh        17,048        16,200
        GENERAL MILLS, INC.                    N/A           N/A         N/A         1,000 sh       59,975        60,750
        GTE CORP.                              N/A           N/A         N/A           900 sh       28,425        31,500
        H. J. HEINZ CO.                        N/A           N/A         N/A         1,400 sh       50,960        50,225
        HILB, ROGAL & HAMILTON CO.             N/A           N/A         N/A         3,000 sh       38,120        37,875
        HUBBELL, INC.                          N/A           N/A         N/A         1,000 sh       51,912        52,250
        INTERNATIONAL BUSINESS MACHINES        N/A           N/A         N/A           800 sh       69,486        45,200
        JOHNSON & JOHNSON                      N/A           N/A         N/A         5,000 sh      212,195       224,375
        K-MART CORP.                           N/A           N/A         N/A         1,000 sh       24,600        21,500
        KELLOGG CO.                            N/A           N/A         N/A         2,000 sh      105,200       113,500
        LILLY, ELI & CO.                       N/A           N/A         N/A         1,500 sh       82,462        89,062
        MLP SERVICEMASTER LTD. PTNR.           N/A           N/A         N/A           750 sh       12,623        20,531
        MERCK & CO.                            N/A           N/A         N/A         6,600 sh      238,747       226,875
        MONSANTO CO.                           N/A           N/A         N/A           500 sh       27,300        36,688
        MORGAN, J.P. & CO.                     N/A           N/A         N/A           700 sh       41,756        48,563
        NORDSTROM, INC.                        N/A           N/A         N/A         1,000 sh       28,350        33,000
        PACIFIC TELESIS GROUP                  N/A           N/A         N/A         2,000 sh      104,160       108,500
        PFIZER, INC.                           N/A           N/A         N/A         2,500 sh      157,375       172,500
        PHILLIP MORRIS INC.                    N/A           N/A         N/A         4,500 sh      242,909       250,312
        PROCTOR & GAMBLE CO.                   N/A           N/A         N/A           500 sh       24,612        28,500
        SCHERING-PLOUGH CORP.                  N/A           N/A         N/A         1,700 sh      101,074       116,450
        SOUTHWESTERN BELL CORP.                N/A           N/A         N/A         2,400 sh      100,692        99,600
        SYNTEX CORP.                           N/A           N/A         N/A         1,000 sh       17,370        15,875
        WACHOVIA CORP.                         N/A           N/A         N/A         2,000 sh       70,200        67,000
        WAL-MART STORES, INC.                  N/A           N/A         N/A         1,000 sh       25,935        25,000
        WALGREEN CO.                           N/A           N/A         N/A         2,500 sh       95,845       102,187
                                                                                ----------      ----------    ----------
                                                                                    81,750 sh   $3,311,111    $3,449,194
                                                                                ----------      ----------    ----------

                                                                          20

OLD REPUBLIC INTERNATIONAL CORPORATION                                                                       SCHEDULE I
EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
********************************************************
                                                           (c)
                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                   --------------------------------------------------
                  (b)                                                            SHARES, PAR,                     (e)
       IDENTITY OF ISSUE, BORROWER,           MATURITY    RATE OF                OR MATURITY        (d)        CURRENT
 (a)   LESSOR, OR SIMILAR PARTY                 DATE      INTEREST   COLLATERAL     VALUE          COST         VALUE
 ---   --------------------------            ----------  ----------  ----------   ----------     ----------   ----------
       CORPORATE BONDS:
        ARCHER DANIELS MIDLAND CO.           05/15/2003       6.250%     N/A        $250,000 par   $253,478     $250,920
        AMERICAN EXPRESS CORP.               02/01/1995       8.750%     N/A         200,000 par    212,560      209,430
        AMERICAN HOME PRODUCTS CORP.         04/15/1997       6.875%     N/A         250,000 par    261,665      263,960
        ATLANTIC RICHFIELD CO.               07/15/1995      10.375%     N/A         250,000 par    282,393      271,688
        BELLSOUTH TELECOMMUNICATIONS, INC.   02/01/2000       6.500%     N/A         250,000 par    262,835      259,665
        BOEING CO.                           03/01/1996       8.375%     N/A         500,000 par    531,995      532,060
        BP AMERICA, INC.                     12/01/1997       8.875%     N/A         250,000 par    261,748      280,195
        CAMPBELL SOUP CO.                    11/01/1997       9.000%     N/A         250,000 par    280,890      282,295
        CHESAPEAKE & POTOMAC TELE. CO.       05/01/2003       6.000%     N/A         250,000 par    249,068      246,543
        COCA COLA CO.                        09/15/1998       7.875%     N/A         250,000 par    249,230      274,543
        E.I. DuPONT deNEMOURS & CO.          10/15/1996       8.450%     N/A         250,000 par    257,960      272,875
        EXXON CAPITAL CORP.                  08/15/1997       7.875%     N/A         250,000 par    250,938      272,475
        EXXON CAPITAL CORP.                  12/01/1995       8.000%     N/A         250,000 par    269,725      265,765
        FLORIDA POWER CORP.                  11/01/1995       4.875%     N/A         250,000 par    232,513      249,120
        GANNETT, INC.                        03/01/1998       5.250%     N/A         250,000 par    247,338      248,787
        GENERAL ELECTRIC CAPITAL CORP.       11/26/1996       8.750%     N/A         250,000 par    267,355      275,635
        GENERAL ELECTRIC CO.                 05/01/1996       7.875%     N/A         250,000 par    268,258      267,088
        GENERAL TELEPHONE CO. CALIFORNIA     12/01/1997       6.750%     N/A         250,000 par    235,805      251,928
        H. J. HEINZ CO.                      10/15/1999       6.750%     N/A         250,000 par    254,253      262,188
        IBM CORP.                            11/01/1997       6.375%     N/A         250,000 par    250,830      258,115
        JOHNSON & JOHNSON                    08/15/1995       8.500%     N/A         250,000 par    272,315      266,033
        KELLOGG CO.                          07/15/1997       5.900%     N/A         200,000 par    199,570      205,686
        KIMBERLY-CLARK CORP.                 06/01/1997       9.125%     N/A         200,000 par    215,102      223,598
        ELI LILLY CO.                        11/15/1999       6.750%     N/A         250,000 par    255,275      263,125
        LOUISVILLE GAS & ELECTRIC CO.        06/01/1998       6.750%     N/A         250,000 par    237,960      252,798
        MERCK & CO., INC.                    05/01/1996       7.750%     N/A         250,000 par    252,278      266,390
        MOBIL CORP.                          12/17/1996       6.500%     N/A         250,000 par    258,808      261,335
        J. P. MORGAN & CO.                   11/15/1998       7.625%     N/A         250,000 par    272,280      270,403
        NATIONAL RURAL UTILITIES CO-OP       05/15/1997       9.500%     N/A         250,000 par    266,790      281,578
        NEW ENGLAND TELEPHONE & TELEGRAPH    03/15/2003       6.250%     N/A         250,000 par    253,360      251,078
        NEW YORK LIFE FUNDING, INC.          05/15/1995       9.250%     N/A         256,000 par    272,215      272,069
        NORFOLK & SOUTHERN RAILWAY CO.       08/01/1999       6.500%     N/A         500,000 par    501,670      522,951
        NORTHERN ILLINOIS GAS CO.            02/01/1997       5.500%     N/A         300,000 par    298,800      304,005
        NORWEST FINANCIAL, INC.              04/15/1998       5.500%     N/A         250,000 par    248,155      250,110
        OHIO BELL TELEPHONE CO.              05/01/2000       5.750%     N/A         150,000 par    151,839      150,888
        OKLAHOMA GAS & ELECTRIC CO.          01/01/1997       5.125%     N/A         500,000 par    481,050      487,395
        PACIFIC NORTHWEST BELL TELEPHONE     12/01/1996       7.500%     N/A         250,000 par    265,765      265,475
        PACIFIC TELEPHONE & TELEGRAPH CO.    05/01/2000       4.625%     N/A         500,000 par    437,855      467,550
        PFIZER, INC.                         10/01/1996       7.125%     N/A         250,000 par    261,272      264,210
        PRIVATE EXPORT FUNDING CORP.         01/31/2002       7.300%     N/A         500,000 par    550,215      537,870

                                                                   21

OLD REPUBLIC INTERNATIONAL CORPORATION                                                                       SCHEDULE I
EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
********************************************************
                                                           (c)
                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                   --------------------------------------------------
                  (b)                                                            SHARES, PAR,                     (e)
       IDENTITY OF ISSUE, BORROWER,           MATURITY    RATE OF                OR MATURITY        (d)        CURRENT
 (a)   LESSOR, OR SIMILAR PARTY                 DATE      INTEREST   COLLATERAL     VALUE          COST         VALUE
 ---   --------------------------            ----------  ----------  ----------   ----------     ----------   ----------
       CORPORATE BONDS (CONTINUED):
        PROCTOR & GAMBLE CO.                 03/15/1995       6.250%     N/A         250,000 par    258,620      256,070
        ROCKWELL INTERNATIONAL CORP.         02/15/2001       8.375%     N/A         250,000 par    288,465      281,493
        SHELL OIL CO.                        09/15/1995       7.000%     N/A         250,000 par    264,125      260,580
        SMITHKLINE BEACHAM CORP.             01/26/1996       5.250%     N/A         250,000 par    249,882      250,813
        SOUTHERN BELL TELEPHONE CO.          09/01/2000       4.750%     N/A         500,000 par    438,010      470,865
        SOUTHERN CALIFORNIA EDISON CO.       04/15/1999       7.500%     N/A         500,000 par    519,675      536,070
        SOUTHWESTERN BELL TELEPHONE CO.      06/01/1996       8.300%     N/A         500,000 par    533,370      538,945
        TAMPA ELECTRIC CO.                   05/01/2000       5.750%     N/A         250,000 par    250,780      251,480
        TEXACO CAPITAL INC.                  07/15/1999       6.875%     N/A         500,000 par    499,030      524,385
        UNION PACIFIC RAILROAD CO.           01/15/1998       6.440%     N/A         200,000 par    202,192      207,106
        UPJOHN CO.                           04/15/2000       5.875%     N/A         250,000 par    252,892      251,790
        WAL MART STORES, INC.                09/15/1997       5.500%     N/A         250,000 par    245,973      252,903
        WARNER LAMBERT CO.                   09/01/1998       8.000%     N/A         250,000 par    270,373      274,275
        WORLD BOOK FINANCE INC.              09/01/1996       8.125%     N/A         250,000 par    270,787      269,521
                                                                                 -----------    -----------  -----------
                                                                                 $15,506,000 par$15,877,585  $16,186,118
                                                                                 -----------    -----------  -----------
       PLAN TOTAL                                                                               $77,281,359 $151,684,473
                                                                                                =========== ============


OLD REPUBLIC INTERNATIONAL CORPORATION                                                                       SCHEDULE II
EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
********************************************************
                                                           (b)
                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                   --------------------------------------------------
                  (a)                                                            SHARES, PAR,       (c)          (d)
       IDENTITY OF ISSUE, BORROWER,           MATURITY    RATE OF                OR MATURITY      COST OF   PROCEEDS OF
       LESSOR, OR SIMILAR PARTY                 DATE      INTEREST  COLLATERAL     VALUE       ACQUISITIONS DISPOSITIONS
       --------------------------            ----------  ---------- ----------    ----------    ----------   ----------
       COMMON STOCKS:
        BORDEN, INC. (1000 SHARES)              N/A          N/A        N/A           N/A          $25,350      $14,795
        EXXON CORP. (500 SHARES)                N/A          N/A        N/A           N/A           29,988       32,396
        MERRY-GO-ROUND ENTERPRISES, INC.
             (2000 SHARES)                      N/A          N/A        N/A           N/A           25,850       17,589
        TANDY CORP. (4000 SHARES)               N/A          N/A        N/A           N/A          115,820      164,814

       CORPORATE BONDS:
        AMERICAN TELEPHONE & TELEGRAPH CO.
             ($250,000 PAR VALUE)            01/01/1997    5.500%       N/A        $250,000        245,655      250,000


























                                                                   23


                                        OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          for the year ended December 31, 1993

                                                      ____________

                                          Dividend/                         Face Value
                                          Interest               Date of        of       Amount of          Net Gain
Identity of Party or Investment Involved    Rate     Maturity  Transaction  Investment  Transaction  Cost   or (Loss)
- - ----------------------------------------  --------   --------  ----------  -----------  -----------  ----   ---------
Purchases of Investments
- - ------------------------
                                                                      NONE


Sales of Investments
- - --------------------

                                                                      NONE






Notes:
- - ------
(A)   This schedule lists all transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.
(B)   The cost and the current value of asset for purchases of investments are not presented as they are the same.










































                                                         24

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                Schedule II - Allocation of Net Assets Available for Plan
                                   Benefits - Employee's Account by Investment Program

                                               December 31, 1993 and 1992

                                               __________________________

                                                             1993                                  1992
                                             -----------------------------------  -----------------------------------
                                              Fund "A"    Fund "O"    Combined      Fund "A"    Fund "O"    Combined
                                              -------     -------     --------      --------    --------    --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund              $ 5,240,480  $  219,143 $  5,459,623  $ 6,526,512  $  774,997 $  7,301,509
    Intermediate Bond Fund                        -           -            -        3,155,357       -        3,155,357
  Old Republic International Corporation:
    Common shares                                 -       2,953,920    2,953,920        -       3,247,680    3,247,680
  United States Government obligations        5,874,240       -        5,874,240    4,406,564       -        4,406,564
  Corporate bonds                            16,186,118       -       16,186,118    9,765,715     238,500   10,004,215
  Other common stock                              -       3,449,194    3,449,194        -       1,434,999    1,434,999
  Other preferred stock                           -           -            -            -          17,412       17,412
  Mutual funds                                    -         290,709      290,709        -         151,376      151,376
                                            -----------  ----------  -----------  -----------  ---------   -----------
                                             27,300,838   6,912,966   34,213,804   23,854,148   5,864,964   29,719,112

Contributions receivable:
  Employees                                      (4,384)     10,114        5,730       24,827      11,247       36,074
Accrued interest and dividends receivable       401,790       9,883      411,673      275,358       9,938      285,296
                                            -----------  ----------  -----------  -----------  ----------  -----------
                                            $27,698,244  $6,932,963  $34,631,207  $24,154,333  $5,886,149  $30,040,482
                                            ===========  ==========  ===========  ===========  ==========  ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Unpaid withdrawal and termination benefits  $   165,954  $    3,825  $   169,779  $   302,655  $  108,396  $   411,051
Other payables                                   15,846       3,808       19,654       23,084         890       23,974
                                            -----------  ----------  -----------  -----------  ----------  -----------
Total liabilities                               181,800       7,633      189,433      325,739     109,286      435,025

Net assets available for plan benefits       27,516,444   6,925,330   34,441,774   23,828,594   5,776,863   29,605,457
                                            -----------  ----------  -----------  -----------  ----------  -----------
                                            $27,698,244  $6,932,963  $34,631,207  $24,154,333  $5,886,149  $30,040,482
                                            ===========  ==========  ===========  ===========  ==========  ===========








                                                           25

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                Schedule II - Allocation of Net Assets Available for Plan
                                   Benefits - Companies' Account by Investment Program

                                                    December 31, 1993
                                               __________________________


                                                 Fund "B"      Fund "E"         Fund "F"      Fund "G"     Combined
                                                 -------       -------          -------       -------      --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund                 $    91,768     $26,002        $   -        $      1    $    117,771
    Intermediate Bond Fund                           -           -               41,592       -              41,592
  Old Republic International Corporation:
    Series "D" preferred shares                100,711,477       -                -           -         100,711,477
    Common shares                               16,332,286       -                -           -          16,332,286
  Mutual funds                                       -           -                -         267,543         267,543
                                               -----------     -------        ---------    --------    ------------
                                               117,135,531      26,002           41,592     267,544     117,470,669

Contributions receivable:
  Companies                                         24,909       -                -           -              24,909
Accrued interest and dividends receivable              320          74            -           -                 394
                                              ------------     -------        ---------    --------    -------------
                                              $117,160,760     $26,076        $  41,592    $267,544    $117,495,972
                                              ============     =======        =========    ========    =============

LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Notes payable to banks                        $ 17,384,234     $ -            $   -        $  -        $ 17,384,234
Accrued interest payable                           137,676       -                -           -             137,676
Unpaid administrative expenses                      26,436          18               25         157          26,636
                                              ------------     -------        ---------    --------    ------------
   Total liabilities                            17,548,346          18               25         157      17,548,546
                                              ------------     -------        ---------    --------    ------------

Net assets available for plan benefits:
  Allocated to participants                     86,580,829      26,058           41,567     267,387      86,915,841
  Not allocated to participants                 13,031,585       -                -           -          13,031,585
                                              ------------     -------        ----------   --------    ------------
   Total net assets available for plan
   benefits                                     99,612,414      26,058           41,567     267,387      99,947,426
                                              ------------     -------        ---------    --------    ------------
                                              $117,160,760     $26,076        $  41,592    $267,544    $117,495,972
                                              ============     =======        =========    ========    ============











                                                           26

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                       EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                Schedule II - Allocation of Net Assets Available for Plan
                                   Benefits - Companies' Account by Investment Program

                                                    December 31, 1992
                                               __________________________


                                                 Fund "B"      Fund "E"       Fund "F"      Fund "G"     Combined
                                                 --------      --------       --------      --------     --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund                $     21,186     $39,464        $     367    $      2    $     61,019
    Intermediate Bond Fund                           -             -             32,237         -            32,237
  Old Republic International Corporation:
    Series "B" preferred shares                 18,756,168         -                -           -        18,756,168
    Series "D" preferred shares                110,726,983         -                -           -       110,726,983
    Common shares                                9,225,590         -                -           -         9,225,590
  Mutual funds                                       -             -                -       169,285         169,285
                                              ------------     -------        ---------    --------    ------------
                                               138,729,927      39,464           32,604     169,287     138,971,282

Contributions receivable:
  Companies                                      4,375,198         -                -          -          4,375,198
Accrued interest and dividends receivable              285         115                1        -                401
                                              ------------     -------        ---------    --------    ------------
                                              $143,105,410     $39,579        $  32,605    $169,287    $143,346,881
                                              ============     =======        =========    ========    ============
LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Notes payable to banks                        $ 22,652,984     $   -          $     -      $    -      $ 22,652,984
Advances from Plan Sponsor                       2,299,520         -                -           -         2,299,520
Accrued interest payable                           240,760         -                -           -           240,760
Unpaid administrative expenses                      31,604         -                 17        (567)         31,054
                                              ------------     -------       ----------    ---------   ------------
   Total liabilities                            25,224,868         -                 17        (567)     25,224,318
                                              ------------     -------       ----------    ---------   ------------

Net assets available for plan benefits:
  Allocated to participants                     95,171,336      39,579           32,588     169,854      95,413,357
  Not allocated to participants                 22,709,206         -                -           -        22,709,206
                                              ------------     -------        ---------    ---------  -------------
   Total net assets available for plan
   benefits                                    117,880,542      39,579           32,588     169,854     118,122,563
                                              ------------     -------        ---------    --------    ------------
                                              $143,105,410     $39,579        $  32,605    $169,287    $143,346,881
                                              ============     =======        =========    ========    ============








                                                           27

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                          EMPLOYEES SAVING AND STOCK OWNERSHIP

                              Schedule III - Allocation of Changes in Net Assets Available
                              for Plan Benefits - Employees' Account by Investment Program
                                     for the years ended December 31, 1993 and 1992
                                             ______________________________

                                                          1993                                     1992
                                          -------------------------------------    ------------------------------------
                                            Fund "A"     Fund "O"     Combined       Fund "A"     Fund "O"     Combined
                                            --------     --------     --------       --------     --------     --------
Additions:
  Employee contributions                  $ 5,599,566   $1,925,543  $ 7,525,109    $ 4,787,662   $1,044,092  $ 5,831,754
  Interfund transfers                        (306,466)     306,466        -            (31,486)      31,486        -
  Interest income                           1,560,158       20,436    1,580,594      1,381,711       58,044    1,439,755
  Dividend income                               -          137,536      137,536          -           78,279       78,279
  Net appreciation (depreciation) in
   fair value of investments                  312,278      (78,176)     234,102        (73,801)   1,180,619    1,106,818
                                          -----------   ----------   ----------     ----------   ----------   ----------
                                            7,165,536    2,311,805    9,477,341      6,064,086    2,392,520    8,456,606
                                          -----------   ----------   ----------     ----------   ----------   ----------


  Termination and withdrawal benefits       3,461,840    1,159,530    4,621,370      2,766,818      527,261    3,294,079
  Administrative expenses                      15,846        3,808       19,654         13,513        2,319       15,832
                                          -----------   ----------   ----------     ----------     --------   ----------
                                            3,477,686    1,163,338    4,641,024      2,780,331      529,580    3,309,911
                                          -----------   ----------   ----------     ----------     --------   ----------

NET ADDITIONS (DEDUCTIONS)                  3,687,850    1,148,467    4,836,317      3,283,755    1,862,940    5,146,695

Net assets available for plan benefits,
 beginning of year                         23,828,594    5,776,863   29,605,457     20,544,839    3,913,923   24,458,762
                                          -----------   ----------  -----------    -----------   ----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                              $27,516,444   $6,925,330  $34,441,774    $23,828,594   $5,776,863  $29,605,457
                                          ===========   ==========  ===========    ===========   ==========  ===========





















                                                           28

                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                          EMPLOYEES SAVING AND STOCK OWNERSHIP

                              Schedule III - Allocation of Changes in Net Assets Available
                              for Plan Benefits - Companies' Account by Investment Program
                                          for the year ended December 31, 1993
                                               __________________________
                                            Fund "B"      Fund "E"         Fund "F"      Fund "G"     Combined
                                            --------      --------         --------      --------     ---------
Additions:
  Company contributions                   $ 1,864,047     $   -          $     -        $    -       $ 1,864,047
  Interfund transfers                         (96,350)        648             10,461      85,241           -
  Interest income                              32,870       1,097              2,172          77          36,216
  Dividend income                           3,399,942         -                -             -         3,399,942
  Net appreciation (depreciation) in
   fair value of investments              (12,158,201)        -                  413      25,218     (12,132,570)
                                         ------------     -------        -----------    --------    -------------
                                           (6,957,692)      1,745             13,046     110,536      (6,832,365)
                                         ------------     -------        -----------    --------    -------------

Deductions:
  Termination and withdrawal benefits      10,288,463      15,248              4,042      12,846      10,320,599
  Interest expense                            778,663        -                 -            -            778,663
  Net depreciation (appreciation) in
   fair value of investments                                 -                 -            -              -
  Administrative expenses                     243,310          18                 25         157         243,510
                                         ------------    --------        -----------    --------    ------------
                                           11,310,436      15,266              4,067      13,003      11,342,772
                                         ------------    --------        -----------    --------    ------------

    NET ADDITIONS (DEDUCTIONS)            (18,268,128)    (13,521)             8,979       97,533     (18,175,137)

Net assets available for plan benefits,
 beginning of year                        117,880,542      39,579             32,588     169,854     118,122,563
                                         ------------   ---------        -----------   ---------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                              $99,612,414     $26,058        $    41,567    $267,387     $99,947,426
                                         ============   =========        ===========   =========   =============

















                                         OLD REPUBLIC INTERNATIONAL CORPORATION
                                          EMPLOYEES SAVING AND STOCK OWNERSHIP

                              Schedule III - Allocation of Changes in Net Assets Available
                              for Plan Benefits - Companies' Account by Investment Program
                                          for the year ended December 31, 1992
                                               __________________________
                                            Fund "B"      Fund "E"       Fund "F"     Fund "G"      Combined
                                            --------      --------       --------     --------      --------
Additions:
  Company contributions                  $  4,389,012     $   -          $   -       $   -       $  4,389,012
  Interfund transfers                         (51,317)       6,909         19,606      24,802           -
  Interest income                              14,920        1,446          2,479      (5,129)         13,716
  Dividend income                           3,602,820         -              -          1,363       3,604,183
  Net appreciation (depreciation) in
   fair value of investments               45,462,810         -               307      29,750      45,492,867
                                         ------------     --------       --------    --------   -------------
                                           53,418,245        8,355         22,392      50,786      53,499,778
                                         ------------     --------       --------    --------   -------------

Deductions:
  Termination and withdrawal benefits       4,623,515          723         15,926      28,808       4,668,972
  Interest expense                          1,230,392         -              -           -          1,230,392
  Net depreciation (appreciation) in
   fair value of investments                    -             -              -           -              -
  Administrative expenses                     277,111           23             23          99         277,256
                                         ------------     --------       --------     -------    ------------
                                            6,131,018          746         15,949      28,907       6,176,620
                                         ------------     --------       --------     -------    ------------

    NET ADDITIONS (DEDUCTIONS)             47,287,227        7,609          6,443      21,879      47,323,158

Net assets available for plan benefits,
 beginning of year                         70,593,315       31,970         26,145     147,975      70,799,405
                                         ------------     --------       --------    --------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                             $117,880,542     $ 39,579       $ 32,588    $169,854    $118,122,563
                                         ============     ========       ========    ========    ============




















                                                           30